Filed by Marathon Petroleum Corporation
Commission File No.: 001-35054
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Andeavor
Commission File No.: 001-03473

An audio replay of the conference call reflected in the following transcript was made available by Marathon Petroleum Corporation on its website on July 26, 2018.

Forward Looking Statements
This communication contains forward-looking statements within the meaning of federal securities laws regarding Marathon Petroleum Corporation (“MPC“). These forward-looking statements relate to, among other things, the proposed transaction between MPC and Andeavor (“ANDV”) and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of MPC. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the company’s control and are difficult to predict. Factors that could cause MPC’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between MPC and ANDV on anticipated terms and timetable; the ability to obtain approval by the shareholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain regulatory approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC’s share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX; and the factors set forth under the heading “Risk Factors” in MPC’s Annual Report on Form 10-K for the year ended Dec. 31, 2017, and in the Form S-4 filed by MPC, filed with Securities and Exchange Commission (SEC). We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our respective management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Additional Information and Where to Find It
In connection with the proposed transaction, MPC filed an amendment to the registration statement on Form S-4 with the SEC on July 20, 2018 that includes a preliminary proxy statement of MPC and ANDV. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND, WHEN AVAILABLE, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of MPC and ANDV. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from MPC at its website, www.marathonpetroleum.com, or by contacting MPC’s Investor Relations at 419.421.2414, or from ANDV at its website, www.andeavor.com, or by contacting ANDV’s Investor Relations at 210.626.4757.

Participants in Solicitation
MPC and ANDV and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning MPC’s participants is set forth in the proxy statement, filed March 15, 2018, for MPC’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning ANDV’s participants is set forth in the proxy statement, filed March 15, 2018, for ANDV’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THOMSON REUTERS STREETEVENTS
EDITED/FINAL TRANSCRIPT
MPC - Q2 2018 Marathon Petroleum Corp Earnings Call

EVENT DATE/TIME: JULY 26, 2018 / 9:00AM EST

CORPORATE PARTICIPANTS
Anthony R. Kenney Marathon Petroleum Corporation - President of Speedway LLC
C. Michael Palmer Marathon Petroleum Corporation - SVP of Supply, Distribution & Planning
Donald C. Templin Marathon Petroleum Corporation - President
Gary R. Heminger Marathon Petroleum Corporation - Chairman of the Board & CEO
Raymond L. Brooks Marathon Petroleum Corporation - SVP of Refining
Timothy T. Griffith Marathon Petroleum Corporation - Senior VP & CFO
Kristina A. Kazarian Marathon Petroleum Corporation - VP of Investor Relations

CONFERENCE CALL PARTICIPANTS
Douglas George Blyth Leggate BofA Merrill Lynch, Research Division - MD and Head of US Oil and Gas Equity Research
Douglas Todd Terreson Evercore ISI Institutional Equities, Research Division - Senior MD & Head of Energy Research
Manav Gupta Crédit Suisse AG, Research Division - Research Analyst

Neil Singhvi Mehta Goldman Sachs Group Inc., Research Division - VP and Integrated Oil & Refining Analyst
Paul Cheng Barclays Bank PLC, Research Division - MD & Senior Analyst
Philip Mulkey Gresh JP Morgan Chase & Co, Research Division - Senior Equity Research Analyst
Roger David Read Wells Fargo Securities, LLC, Research Division - MD & Senior Equity Research Analyst
Matthew Blair - Tudor Pickering Holt - Research Analyst

PRESENTATION

Operator
Welcome to the MPC Second Quarter Earnings Call. My name is Elan and I will be your operator for today's call. (Operator Instructions) Please note that this conference is being recorded. I will now turn the call over to Kristina Kazarian, Kristina, you may begin.

Kristina A. Kazarian Marathon Petroleum Corporation - VP of Investor Relations

Welcome to Marathon Petroleum’s Second Quarter 2018 Earnings Webcast and Conference Call. The synchronized slides that accompany this call can be found on our website at marathonpetroleum.com under the Investor Center tab.

On the call today are Gary Heminger, Chairman and CEO; Tim Griffith, MPC's Senior Vice President and CFO; Don Templin, President of MPC; Mike Hennigan, President of MPLX; as well as other members of MPC's executive team. We invite you to read the safe harbor statement on Slide 2. It's a reminder that we will be making forward-looking statements during the call and during the question-and-answer session. Actual results may differ materially from what we expect today. Factors that could cause actual results to differ are included there as well as in our filings with the SEC.

Slide 3 contains additional information related to the proposed transaction with Andeavor. Investors and security holders are encouraged to read the joint proxy statement and registration statement as well as other relevant documents filed with the SEC.

Now I will turn the call over to Gary Heminger for opening remarks on Slide 4.

Gary R. Heminger - Marathon Petroleum Corporation - Chairman of the Board & CEO
Thanks, Kristina, and good morning to everyone, and thank you for joining our call.

Earlier today, we reported an outstanding second quarter. Our income from operations was $1.7 billion, and we are pleased to report EBITDA of $2.24 billion, which is the highest quarter since MPC became a public company in 2011. The commodity environment and markets in which we operate were volatile this quarter, but our diversified integrated business model created opportunities and our team executed in capturing those opportunities, which drove these extraordinary results.

We often talk about commitment to creating sustainable long-term value for our shareholders and this quarter was no different. We maintained our focus on operational excellence as well as our disciplined capital strategy, which enabled return of capital beyond the needs of our business. This quarter, we returned $1.1 billion to our shareholders, including $885 million of share repurchases.

As we look to the second half of 2018, we remain very optimistic about the prospects for our business. Global demand remains strong and inventory levels were moderate despite recently high refining utilization levels across the U.S. Additionally, crude differentials appeared sustainably wider in many of our markets. In particular, as we look at our optionality and crude slate, we see opportunities to maximize usage of WTI-linked crude. The WCS market continues to face logistical constraints relative to production growth, which we believe should support attractive differentials for our system to capture.

We continue to optimize our exports at Galveston Bay and Garyville with the objective of maximizing profitability, and we are well positioned to benefit from the adoption of the low sulfur international bunker fuel regulations in 2020 given the resid upgrading investments we have made in our business over the last decade.

At the same time, we continue to be very enthusiastic about the combination of Marathon Petroleum and Andeavor into a premier nationwide integrated downstream energy company. There are tremendous benefits to combining these two powerful businesses, which will be well positioned for long-term growth and shareholder value creation. This combination is expected to generate at least $1 billion of tangible annual gross run rate synergies within the first 3 years, which is anticipated to drive more than $5 billion of incremental cash generation over the first 5 years alone.

Our team has made significant progress towards completing the combination. We recently announced the expiration of the waiting period under the Hart-Scott-Rodino Act and have continued to advance necessary SEC filings, including filing a second amendment to our form S-4 on July 20, to proceed toward shareholder votes. We continue to expect to close the transaction in the second half of 2018.

We believe MPC, supported by this great combination with Andeavor, absolutely becomes a must-own refining, marketing and midstream company.

Now let me turn the call over to Don to cover additional highlights for the second quarter and an update on the integration process. Don?

Donald C. Templin - Marathon Petroleum Corporation - President
Thanks, Gary. Turning to Slide 5. Reported second quarter earnings of $1.06 billion and income from operations of $1.71 billion. Refining & Marketing delivered strong results, with second quarter segment earnings of $1.03 billion, an increase of nearly $463 million over second quarter of 2017. We operated exceptionally well throughout the quarter with record throughput volumes and we were able to capture wider crude differentials across our system.

Within the Midstream segment, which largely reflects the financial results of MPLX, we reported income from operations of $617 million and achieved record gathered, processed and fractionated volumes as well as record pipeline throughputs. Our Midstream operations continue to grow, given both the robust organic growth investments as well as improved utilization of existing assets.

While dialogues with investors seemed to focus more on one basin versus another, we continue to be encouraged by the growth prospects across all of the regions in which we operate and in particular by the continued growth prospects in both the Northeast and the Permian. We encourage you to listen in on the MPLX call at 11:00 a.m. this morning to hear more about MPLX's performance and the opportunities across the business.

On the retail side, Speedway reported income from operations of $159 million. In the second quarter, gasoline and distillate margins were adversely impacted by the overall rise in crude oil. Our focus continues to be optimizing total gasoline contributions between volume and margin as market conditions adjust.

We are optimistic about the second half of the year for Speedway as we are expecting to close on the acquisition of 78 store locations in Syracuse, Rochester and Buffalo, New York in the third quarter. These stores will enhance our existing network and expand our brand presence in key growth markets.

The completion of the pending Andeavor combination will add store location to Speedway's marketing territory, establishing a coast-to-coast presence. With its industry-leading retail position and loyalty program, Speedway is well situated to expand over this nationwide footprint.

As Gary mentioned, we made significant progress on our proposed transactions from a regulatory standpoint. At the same time, we've also made substantial progress in our integration planning. Since we announced this transaction about 12 weeks ago, we've been focused on day 1. Our combined teams have worked diligently to identify key best practices across our organization with the goal of developing a bottoms-up plan to achieve our $1 billion annual run rate gross synergy target. We are currently ahead of our baseline integration plan and expect to be ready to go at close.

With that, let me turn the call over to Tim to walk you through the financial results for the second quarter.

Timothy T. Griffith - Marathon Petroleum Corporation - Senior VP & CFO
Thanks, Don. Slide 6 provides earnings in both absolute and per share basis. For the second quarter of 2018, we reported earnings of about $1.1 billion or $2.27 per diluted share compared to the $0.93 we earned last year. The bridge on Slide 7 shows the change in earnings by segment over the second quarter last year. The walk highlights the significant increase in Refining & Marketing and is compared to the second quarter of 2017. The $463 million favorable variance was driven by positive Midwest and Gulf Coast crack spreads as well as wider WCS and WTI-based crude differentials.

Speedway second quarter results were lower than second quarter last year by $79 million, primarily related to lower light product margins and higher expenses. The $285 million favorable Midstream variance was primary due to the recent drop of refining logistics and fuels distribution services to MPLX as well as record gathered, process and fractionated volumes and record pipeline throughput volumes. The favorable year-over-year variance in items not allocated to segments include the absence of $86 million of litigation-related expenses recorded in the second quarter of 2017, offset by approximately $10 million of transactions costs recorded in the second quarter of 2018 related to the pending combination with Andeavor.

The higher earnings in MPLX, which includes the impact of the February drop resulted in $89 million of increased allocation of MPLX earnings to the publicly held units in the partnership, shown here as the noncontrolling interest variance.

Turning to Slide 8. Our Refining & Marketing segment reported earnings of just over $1 billion in the second quarter of 2018 compared to $562 million in the same quarter last year. The LLS-based blended crack spread had a $243 million favorable variance -- favorable impact to segment results largely due to lower RIN prices and the resulting higher effective crack. The LLS 6-3-2-1 crack spreads was $6.98 per barrel in the second quarter of 2018 as compared to $5.71 per barrel in the second quarter 2017.

Our ability to take advantage of crude differentials provided substantial benefits from the quarter. The widening sweet-sour differential had a positive effect of approximately $320 million versus last year. The differential increased to $9.46 per barrel in the second quarter of 2018 from $5.48 per barrel in 2017. The LLS-WTI differential increased to $5.12 per barrel, up from $2.03 per barrel in the second quarter of 2017. This wider differential drove a $180 million benefit based from the WTI-linked crudes in our slate.

The favorable crude acquisition impacts were approximately $173 million captured in “other margin” were accentuated by a refinery utilization rate of 99.9% for the quarter, which resulted in a record crude oil throughput of 1.9 million barrels per day as well as strong volumetric gains in the higher pricing environment.

Direct operating cost had a favorable impact of $76 million to segment earnings mainly due to the absence of costs related to the refining logistics assets that were dropped to MPLX in February 1 and are now reported in the Midstream segment. These benefits were offset by several factors including the $219 million unfavorable variance in the product component of other margin, driven primarily by less favorable product price realizations were spot prices used in the benchmark LLS 6-3-2-1 crack spread.

Also offsetting the benefits was a $385 million unfavorable variance and other R&M expenses primarily due to the fees paid to MPLX related to the businesses that were dropped to MPLX in February. Prior period R&M results were not adjusted to reflect this newly constituted businesses.

Moving to our other segments, slide 9 provides the Speedway segment results walk for the second quarter. Segment income from operations was $159 million, down $79 million from the second quarter of 2017. The year-over-year decrease in segment results was primarily related to lower light product margins and higher expenses. Speedway's gasoline and distillate margin decreased to $16.45 per gallon in the second quarter of 2018 compared to $18.35 per gallon in the second quarter of 2017, primarily due to the effects of rising crude oil prices and the lag effect at the retail level.

Operating expenses increased $24 million year-over-year due mainly to higher labor and benefit cost, while the depreciation was $8 million higher, primarily due to increased investment in the business. The $6 million gain on sale of assets recorded in the second quarter of 2017 also contributed to the difference from the second quarter last year.

In July, merchandise sales have started off strong. We've seen a 5.5% increase in same-store merchandise sales compared to last July, while same-store gasoline sales volumes have decreased about 1.8%.

Slide 10 provides the Midstream segment results for the second quarter. Segment income was $617 million in the second quarter 2018 compared to $332 million in the same period 2017. The $328 million variance for MPLX was favorably impacted by $232 million from the earnings of the businesses included in the February 1 dropdown. The rest of improvements related to record, gathered and processed and fractionated volumes as well as record pipeline throughput volumes. As Don mentioned, we encourage you to look at the MPLX earnings release and join the update call at 11 to get more color on the partnerships great performance in the second quarter.

Slide 11 presents the elements of changes in our consolidated cash position for the second quarter. Cash at the end of the quarter was nearly $5 billion, an increase of approximately $346 million from the end of the first quarter. Core operating cash flow before changes to working capital was a $1.8 billion source for the quarter.

Working capital was a $544 million source of cash as higher crude and other payables more than offset a modest inventory build and an increase in receivables for crude oil and refined products in the quarter.

Return of capital to shareholders via share repurchases and dividends totaled $1.1 billion in the quarter, included $885 million of share repurchases funded primarily by after-tax cash proceeds from the February dropdown.

Looking forward, we remain committed to our disciplined capital strategy and returning capital beyond the needs of the business in a manner consistent with maintaining the company's current investment-grade credit profile.

Slide 12 provides an overview of our capitalization and financial profile at the end of the second quarter. We had approximately $17 billion in total consolidated debt, including nearly $12 billion of debt at MPLX. Total debt represented 2.6x the last 12 months adjusted EBITDA on a consolidated basis or 1.2x EBITDA excluding the debt and EBITDA of MPLX. Taking into account the distributions MPC received from MPLX, this same parent level metric was 1x last 12 months adjusted EBITDA. We believe this parent level, including MPLX distributions look, is a more useful way to look at MPC's ongoing debt service capabilities given the importance of stability of MPLX distributions to MPC going forward.

This year and over time, the growing MPLX distribution will provide substantial funding to MPC and will continue to be a fundamental component of MPCs discretionary free cash flow.

Slide 13 provides updated outlook information on key operating metrics for MPC for the third quarter of 2018. We're expecting total throughput volumes of approximately 2 million barrels per day, with planned maintenance currently taking place at our Canton refinery and downtime scheduled for Detroit refinery in September.

Total direct operating cost are expected to be $7 per barrel. As a reminder, total direct operating cost now reflect the reduction of costs associated with the drops. We expect the net cost related to MPLX fees reflected in the other column of the R&M walk to be approximately $340 million per quarter on a going-forward basis.

Sour crude is estimated to make up 53% of our crude oil throughput for the third quarter, and WTI crude estimated to be about 32% of the slate. Corporate and other unallocated items are projected to be $85 million prior to any transactions costs related with the Andeavor combination.

With that, let me turn the call back over to Kristina.

Kristina A. Kazarian Marathon Petroleum Corporation - VP of Investor Relations

Thanks, Tim. As we open the call for questions, as a courtesy to all participants, we asked that you limit yourselves to one question and a follow-up. If time permits, we'll re-prompt for additional questions.

With that, now we will open the call to questions. Operator?

QUESTIONS AND ANSWERS
Operator
(Operator Instructions) Our first question today is from Doug Terreson from Evercore ISI.

Douglas Todd Terreson - Evercore ISI Institutional Equities, Research Division - Senior MD & Head of Energy Research
So Gary, the S 4’s this month provides financial outlook for both Marathon and Andeavor calculated several different ways. And when you take the most conservative projection in the document and you add in likely merger cost and benefit, it appears that the combined company has an earnings outlook that's way above the consensus even though you appear to be using margin projections that are both flat or close to flat and well below the forward curve during '18 to '21. So my question's twofold. First, if my premise is correct on the combined earnings outlook in relation to Street consensus? Or is there more appropriate way to think about that information? And then second, can you confirm that the margin projections that are in the S4 were utilized to reach those financial projections? And either way, was the reason that they're conservative at least in relation to the forward curve given the fundamental IMO 2020 outlook? So 2 different questions about the S-4 information.

Gary R. Heminger - Marathon Petroleum Corporation - Chairman of the Board & CEO
No, Doug, I think you're looking at it right. Recall the S-4 is not for guidance, it's really for our business plan, budgeting purposes, yes, those are the numbers that we used in determining the value of the two companies and for the fairness opinion. You know our company very well and we're very conservative on how we look at things into the future. That does not necessarily mean that, that is the value that we see and with the IMO coming on and even with some upside potential in crack spreads. This is not meant for guidance, this was meant to value the two companies. I would say that based on our outlook, Doug, the other thing that, as you look at inventories across the globe, we believe that inventories are very good shape across the entire globe. And I believe that, that's going to lead to upside potential as we get into the third quarter. And as we embark on 2019, which should we think is where we're really going to start to see the upswing in the IMO effect. So those are not for guidance, those were for evaluation purposes. And of course, in December, we're going to have a big analyst meeting and we'll get more granular at that time.

Douglas Todd Terreson - Evercore ISI Institutional Equities, Research Division - Senior MD & Head of Energy Research
But it sounds like you're constructive as ever on the fundamental outlook and refining and the possible positive effects on IMO 2020, is that a good way to think about it, Gary?

Gary R. Heminger - Marathon Petroleum Corporation - Chairman of the Board & CEO

Absolutely, Doug.

Operator
Our next question is from Neil Mehta from Goldman Sachs.

Neil Singhvi Mehta - Goldman Sachs Group Inc., Research Division - VP and Integrated Oil & Refining Analyst
So Gary, just want to get the latest pulse check on the Andeavor transaction. You've been able to spend more time with the assets over the last couple of months. When you learned about the transaction relative to the $1 billion synergy guidance that you outlined, does the weakness in California refining margins creating any pause? Or does the affect that Midland differentials Salt Lake margins are doing well, and typically there's a lot of volatility in California, does that not really affect the way you really think the intrinsic value that assets you're acquiring?

Gary R. Heminger - Marathon Petroleum Corporation - Chairman of the Board & CEO
Well, I'll take the latter part of your question first. You're right, California, just like we recognized here the Midwest and the Gulf coast in the second quarter can be volatile. But when markets are volatile, if you operate well, have strong operational excellence programs, you can capture the optionality that's available in the marketplace as we just highlighted in the numbers that Tim went over. So no, it doesn't change our outlook at all. California is going to have, as they would say, in England swings and roundabouts and continue to have that. But we expect that. Of course, El Paso, Salt Lake as you said the Midcontinent continues to be strong, and we would expect that to continue. But going back and looking at the integration, as Don reviewed, I would say we have the bit in our mouth and we're ready to go with this integration. We have the HSR approval, waiting to finalize the S-4, but I've not seen any negatives, I've only seen positives. We still have to be very careful of frontrunning and you can't get too detailed until you get the final approvals. But what we have seen to date is very positive. And we're looking at some opportunities just recently that we did not see in the original analysis that we had completed that are certainly upside. I don't see any negatives from what we've looked at to date.

Neil Singhvi Mehta - Goldman Sachs Group Inc., Research Division - VP and Integrated Oil & Refining Analyst
And the follow-up is, I would appreciate your views on the macro and there are 2 things we've been thinking a lot lately. The first is gasoline, you cited that same-store sales were down 1.8%. And so I don't know if there were some noise in the number or is there some indication of price elasticity. But how you see inventories and the demand picture looking. And the other is WCS where the differentials have widened out again, recognizing that there's some turnaround activity in the Chicago area coming up. So just any thoughts on those 2 topics would be appreciated and I'll leave it there.

Gary R. Heminger - Marathon Petroleum Corporation - Chairman of the Board & CEO
Sure. When you look at Speedway's same-store predictor to total gasoline demand, that metric works very well in kind of a flat normal market. I am not alarmed at all by the down 1.8% and that's for -- that's month-to-date, in the second quarter there was some volatility as well. But during that period of time, we've had mainly an up crude market. Recently, crude prices have been off a little bit. But in a very strong, as you say, the price elastic market, in a very accelerated crude market, you're going to deal with Speedway and where we sit trying to get that cost to the street and being one of the leaders in trying to get that cost to the street, it's going to cost you some volume. But when things simmer out, I look at where margins are on the street right now, we're really starting to be able to reap the benefits of the position we have in the retail space. So that doesn't bother me at all. Let me ask Mike to talk about, Mike Palmer, to talk about the WCS market.

C. Michael Palmer - Marathon Petroleum Corporation - SVP of Supply, Distribution & Planning
Yes, Phil -- sorry, Neil. The WCS outlook continues to be really good. From a big picture standpoint basically, what's happened is that the Canadian producers have done a nice job of increasing production, but they've outrun the capacity of the pipelines. And that's, as you know, it's a difficult thing to change. It's going to take some time before the pipelines come on. In the meantime, I think that they've been working with the rails to try and clear volumes, that's fairly expensive. So as we look forward, we continue to believe that the outlook for heavy Canadian, which WCS is the proxy for, continues to look very good.

Gary R. Heminger - Marathon Petroleum Corporation - Chairman of the Board & CEO
And Neil, let me, to your point, let me add a couple of other points. If you look at the U.S. stocks for both gasoline and diesel, gasoline is pretty much right in line with where we were last year. But ultra-low sulfur diesel as well as the entire distillate fuel stocks, are at the bottom, if not below the 5-year average, which I think bodes very, very well for the business going forward. And if you look at the turnarounds that are planned in the Midcontinent, Midwest here in Q3 and then as we look at the Gulf Coast turnarounds possibly in Q4, I think inventories for both gasoline and distillate are going to remain in check through the year, which bodes very well for the business. But as we look into 2019 and where we believe inventories will end up at the balance of this year, it should put us in a really good position moving into '19 as well.

Operator
Our next question is from Phil Gresh from JPMorgan.

Philip Mulkey Gresh - JP Morgan Chase & Co, Research Division - Senior Equity Research Analyst
First question is just, I guess, a capital allocation question. As you guys are working intensely on closing the Andeavor acquisition, Gary, would you say that this would preclude you from looking at any other opportunities that might be available? And I'm thinking perhaps on the Midstream side, not necessarily on the refining side to the extent that there are opportunities in the Midstream market, would you be looking closely at this?

Gary R. Heminger - Marathon Petroleum Corporation - Chairman of the Board & CEO
Well, I would say, Phil, even though we have a very large transaction going, we don't take our eye off of the entire industry and the entire horizon of what's going on in the marketplace. So yes, we continue to evaluate almost everything that is available and a lot of things that probably aren't available. So we will look. I wouldn't say that, that means we're running to the finish line with anything at all.

Philip Mulkey Gresh - JP Morgan Chase & Co, Research Division - Senior Equity Research Analyst
Okay. Second question another capital allocation, I guess, for Tim. I'm looking at your 10-Q and your buybacks here, in the quarter, it looks like you still have $1 billion left in the existing authorization. Your leverage levels look, as you said, well under control. So should we be thinking that you probably use up the rest of the authorization this year? And we'd start using the incremental $5 billion that you talked about on a pro forma basis shortly thereafter? Or how would you think about that?

Timothy T. Griffith - Marathon Petroleum Corporation - Senior VP & CFO
Well, Phil, I think the approach is this is going to be consistent. We've been, I think, pretty disciplined around the notion that to the extent that we've got cash and capital that are beyond the needs of the business, our inclination is to get that back to shareholders. The authorization numbers that you cite I think might be a little bit stale. We're probably north of $5 billion of authorization from where we sit today, in fact may be closer to $6 billion. So again, that authorization was one that we pursued at the board around the time of the announcement just frankly, because we know that once this business come together, as Don referenced, and I think we're continuing to feel very good that incremental cash generation from the combination is going to be substantial. And so, I think a big source of where that cash is going to go is likely going to be back to shareholders likely, in the form of share repurchase. So, I think our approach from here forward, frankly, is going to remain consistent. There is -- there will be a period of time I think during the solicitation we’ll be precluded from that activity, but I'd call that a blip in the road as opposed to sort of structural change. So, I think you should expect to see our approach to be very consistent. We believe in that commitment to shareholders that to the extent we've got resources beyond the needs of the business, they should be returned and I think that will continue to be our approach.

Operator
Our next question is from Roger Read from Wells Fargo.

Roger David Read - Wells Fargo Securities, LLC, Research Division - MD & Senior Equity Research Analyst
Just digging in here, just wondering, Gary, if we could get a little more commentary, may be dig just a little bit deeper kind of the outlook here in the back half. I think Q2 is going to be good across the board, outlook for Q3, margins are a little weaker, which isn't surprising, last year's Q3 was great. As you look at the turnaround schedule for the industry, I'm guessing that's what's giving you the confidence on the positive inventory outlook as we get towards year end? Or is there something else you're seeing as well?

Gary R. Heminger - Marathon Petroleum Corporation - Chairman of the Board & CEO
No, I just look at where the inventory is situated today. Knowing where the turnarounds are in the Midcontinent, Midwest in Q3, they'll start up in probably early Q4, down to the Gulf Coast. But inventories are in check across-the-board. And I think -- and you're right, last year the latter part of Q3 was very, very strong due to the dislocations in the market based on the storms that hit the country. Let’s hope and pray that we don't have those storms this year. So, we're going to be up against some pretty strong numbers from last year. But nevertheless, inventories are in good shape, turnarounds tend to be heavier in Midcontinent, Midwest than probably in the Gulf Coast. I think that bodes well, especially when you look at, as I said earlier, on the global macro demand picture, I think that puts us in very good position, puts the industry in a good position.

Roger David Read - Wells Fargo Securities, LLC, Research Division - MD & Senior Equity Research Analyst
Okay, great. And then my follow-up, in the retail business, you cited a higher OpEx, specifically called out as an issue. I think it was labor cost mostly. What if anything can you do to mitigate that? Is there something we need to see price increases on the merchandise side or an expansion of margin there? Or more automation, or is it just a function of the business and that's what everyone's dealing with at this point?

Gary R. Heminger - Marathon Petroleum Corporation - Chairman of the Board & CEO
All right. Tony, you want to take that?

Anthony R. Kenney - Marathon Petroleum Corporation - President of Speedway LLC
Sure, Gary. Yes, that is actually on the OpEx side, there's really two components in there. One is the wage inflation that we're experiencing as a result of the low unemployment rates that we're seeing in the country now, and that's just putting competition for that labor at the store level for us. We're having to move hourly rates up in order to attract that labor. And I think to your question, I think what we're focused on is, we look at a number of technology investments that we're making, both outside and inside our store, to become more efficient so we can reduce the labor cost or control the labor cost at a point where we're competitive in that regard. And the other factor that's pushing the labor cost too is, we continue to add stores to our portfolio. So, in the second quarter alone, we added 15 net stores. So that's net of both the new and rebuilds less the closed store locations. So, there's more stores in our portfolio. And then we're also adding more complex stores as we spend money on remodels. Those stores and add foodservice, that's going to drive operating costs to perform those functions in a more complex operating environment.

Gary R. Heminger - Marathon Petroleum Corporation - Chairman of the Board & CEO
Roger, one of the things that we spoke about back when we talked about the merger with Andeavor is that our labor model and the platform that we run all of our convenience stores, we're going to be able in a very short order, be able to transfer and translate that type of technology into the stores when we close Andeavor. It will take some time, but that is one of the key synergies and I think key operating efficiencies that were going to be able to really transfer into those stores. That model or that platform that Speedway has, it manages all inventory. And if you have a technology that can manage inventory, you don't need people counting things. But it manages all inventory in and out of the store, it manages labor, it manages day parts of labor requirements in the store to hit peak periods. So you're going to be able to see that efficient model as we put it into the Andeavor stores, I think really be able to drive some gains in the retail into the future.

Operator
Our next question is from Paul Cheng from Barclays.

Paul Cheng - Barclays Bank PLC, Research Division - MD & Senior Analyst
Gary, on the integration you guys have already done quite a lot, but of course, there's a limitation before you close on how much you can actually really fully cooperate. So what's the extent that and how much you can actually do? And also have you been able to look at across your IT system? Because I mean, you need good information for you to make a good decision. So, how comparable or incomparable is it between the two companies and how much do you need to do on those?

Donald C. Templin - Marathon Petroleum Corporation - President
Paul, this is Don Templin. So, I think the integration activities are moving along very well, as I said in our comments. And one of the things that we're very focused on is delivering the synergies that we articulated when the combination was announced, we think that's very important part of the value proposition. And you did rightly point out that there are some limitations on the information that we can look at and the Andeavor folks can look at because we're still competitors. But one of the things that were using, is were maximizing to the extent possible clean room and clean teams. So, we actually are putting information into a data room, having clean teams look at that data so that on day 1, when we go to close, day one in 5 minutes we can go after synergies. So, we feel very good about the progress that we've made. And, obviously, when we have full access to information, that will reveal incremental information that will be valuable to all of our management team in terms of running the business. But we feel like we're making good progress and can go after synergies by using this methodology.

Paul Cheng - Barclays Bank PLC, Research Division - MD & Senior Analyst
Don, have you guys been able to look at the different competitive system, IT information system and all that and operating system that you guys have, do you see a lot of similarities? Or is there quite big difference and it's going to take some time for the conversion?

Donald C. Templin - Marathon Petroleum Corporation - President
Yes. So, we've looked at the IT environment. Both companies have invested significantly in IT because we think that having a strong IT system and excellence around execution is really important. And so we have a plan to over time, to take our IT systems and to integrate them. But we don't believe that the existing IT platform at Andeavor or the existing platform at MPC will be an impediment to us operating from day one. And that's what our teams are focused on.

Operator
Our next question is from Manav Gupta from Credit Suisse.

Manav Gupta - Crédit Suisse AG, Research Division - Research Analyst
My question is on your Page 99 amendment #2 S-4. You have synergy CapEx of $98 million in year 1, $226 million in year 2 and $240 million in year 3, dropping to 0 in year 4. So, if you could give us some idea on which projects do you plan to undertake on year 1 versus year 2 and year 3? And why is the CapEx more back end loaded and not front-end loaded? So basically, why is year 3 $240 million and year 1, $98 million? Why not the other way around?

Donald C. Templin - Marathon Petroleum Corporation - President
So yes, if you look at, this is Don again. If you look at our synergy capture and we were targeting roughly $0.5 billion in year 1 and that escalates or grows into $1 billion run rate in year 3. So, in year 1, if you look at sort of the components of the synergies that we are anticipating to achieve, a number of them are around cost synergies and synergies around our sourcing and procurement activities. In the back-end of the synergies are typically things related to refining and systems, optimizing our system and also optimizing kind of a ramped-in approach around our retail business. So those capital expenditures are very much tailored to the type of synergy that we're expecting to capture. Cost and optimizations sort of are in year 1, and enhancements to the asset base and that we have as we go on in the year 2 and 3.

Manav Gupta - Crédit Suisse AG, Research Division - Research Analyst
Okay, my quick follow-up is if I look at amendment #2 versus 1, there are only minor differences and kind of hints at the fact that the second set of questions that you got were not that exhaustive. Is there strong possibility that you might not get a third round of questions at all?

Timothy T. Griffith - Marathon Petroleum Corporation - Senior VP & CFO
This is Tim. Again, we'll read tea leaves the same way you do that it’s generally a good sign as the questions decline, I mean, obviously no telling of the process rolls and it could be that there some additional questions we get. But I think we feel very good about where we're at in the process. We certainly are eager to hear back from the SEC with regards to the responses that we provided in the amendment and we’ll see. We’ll move with all due to speed. But I think the signals and I guess, again the signs are generally pretty positive that the list of questions has been getting shorter each time.

Operator
Our next question is from Doug Leggate from Bank of America Merrill Lynch.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division - MD and Head of US Oil and Gas Equity Research
Gary, I guess, everybody is really trying to get to the nub of the issue, which if I may put it this way, to what extent is the $1 billion synergy number fully matured when you provided that at the time of the deal. Given that you have limited access obviously, given there's limited things you can see at this point. But I wonder if you could characterize it in terms of how far you think you've matured the synergy opportunity when you ultimately close deal?

Gary R. Heminger - Marathon Petroleum Corporation - Chairman of the Board & CEO
You used the word matured. Of course, we did as much due diligence as we could do. And again, you know how conservative we are and all the discussions I've had with you, how conservative I am, that we're going to put out a forecast and numbers that we're very confident that we're going to be able to achieve and beat. So very confident from the work we've even done since April 30. Very confident in what we have learned, what we continue to see, and I believe that we're going to see more. So I would say it's mature. I can’t today sit down and delineate that by month, but I think that we will have a rapid pace of being able to achieve these synergies. It's incumbent upon both the Andeavor employees that will become Marathon employees and the Marathon employees, we're all in this together. And we're going to have a program that to achieve these synergies, everybody in the company's going to be part of that program on how we attempt to achieve these synergies. But you're going to see us be able to embark on these very quickly.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division - MD and Head of US Oil and Gas Equity Research
I guess, what I'm really driving at is the December Analyst Day, fair to assume that there's probably some upside to your assumptions?

Gary R. Heminger - Marathon Petroleum Corporation - Chairman of the Board & CEO
Well, we have not prepared that schedule yet for the December Analyst Day, but we'll certainly give you more granularity of what we see. At that point in time, we'll be through the first phase of the transition to be able to, I think, really with confidence talk about some of the key parts of the synergy. But there could be, Doug, but we'll wait and see. But I'm pretty bullish on what we're seeing so far.

Operator
Our next question is from Matthew Blair from Tudor Pickering Holt.

Matthew Blair - Tudor Pickering Holt - Research Analyst
In your reported product yields for 2018 year-to-date, you show your refineries producing a 16% allocation of feedstocks and special products. Could you remind us what goes into this bucket? Is it things like high sulfur VGO or vacuum tower bottoms? And in an IMO world, do you believe this part of your product slate will be advantaged or disadvantaged or perhaps no impact?

Raymond L. Brooks - Marathon Petroleum Corporation - SVP of Refining
Yes. This is Ray Brooks, let me take a first stab at that. When you talk about our product slate that we produce, I think you're leading to how much resid fuel oil do we make and if it's going to be problematic in the post-IMO world. We make a little bit of bunker fuel out of our Galveston Bay refinery. We're looking at ways, from an infrastructure standpoint, how we in the next 1.5 years can minimize that. So, I don't see that being a huge, huge impact for us. But when you talk about our products slate, and I don't know exactly what you're looking at. We've got gasoline and distillate, but then LPG, aromatics, asphalt, coke and pitch products, that's the balance of what we're looking at.

Matthew Blair - Tudor Pickering Holt - Research Analyst
Okay, I'll follow-up there. A year ago, in 2Q '17, MPC exported 313,000 barrels a day of light products. Could you provide that number for Q1 '18 and Q2 '18 with the breakout of gasoline versus distillate? And offer any sort of comments on what you're seeing in the export market? It seems like Mexico has been really quite strong this year on all the refinery downtime they've had.

C. Michael Palmer - Marathon Petroleum Corporation - SVP of Supply, Distribution & Planning
Yes, this is Mike Palmer. So if you look at Q1 of '18, we were 265,000 barrels a day of total exports. And that was about 48% gasoline and 51% diesel, just a little bit of asphalt in that number, I think around 1%. And then in quarter 2, we were at 311,000 barrels a day, and that was about 29% gasoline, 67% diesel, and then about 4% other, which, again, is primarily asphalt, I believe. So predominantly light products. The export markets continues to be very good for us. And we continue to optimize our product slates. We did see that Mexico, as you know, has brought back Selena Cruz, one of the refineries that was down last year. So that has certainly had an impact on how much gasoline that they are importing. But across-the-board, I think in Latin America things still look very good. As I say, we continue to optimize the sales of our products, and we’ll sell into the bulk markets, into the pipelines or export, or sell to other domestic customers by cargo.

Operator
Thank you. Now as a reminder, if you would like to ask a question, please press *1. One moment please.

Kristina A. Kazarian - Marathon Petroleum Corporation - VP of Investor Relations
All right. Well then, operator, if we don't have any other questions in the queue, I'd like to thank everyone for their interest in Marathon Petroleum Corporation. Should you have any additional questions or would like clarifications on topics discussed this morning, we'll be available to take your calls.

And with that, thank you for joining us this morning.

Operator
Thank you. And this does conclude today's conference. You may disconnect at this time.

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